SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Entravision Communications Corporation

(Name of Issuer)

Class A Common Stock

(Class of Securities)

29382R 10 7

(CUSIP Number)

Alexandra Seros, Individually, as Personal Representative of the Estate of Walter F. Ulloa, and as Trustee of The Seros Ulloa Family Trust of 1996

Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996

c/o Entravision Communications Corporation

2425 Olympic Boulevard, Suite 6000 West

Santa Monica, California 90404

Telephone: (310) 447-3870

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Estate of Walter F. Ulloa
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO – See Item 3
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,652,612
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,652,612
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,652,612
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 3.4%(1)
(14)	Type of Reporting Person (See Instructions): OO – See Item 2

(1)

The percent of class was calculated based on 78,356,490 shares of the issuer’s Class A common stock, $0.0001 par value per share (“Class A Common Stock”) outstanding as of May 1, 2023, as disclosed in the Quarterly

Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) by Entravision Communications Corporation on May 5, 2023.

(1)	Name of Reporting Persons: Alexandra Seros, as Trustee of The Seros Ulloa Family Trust of 1996
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO – See Item 3
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 10,599,517 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 10,599,517 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,599,517 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 13.5% (2)
(14)	Type of Reporting Person (See Instructions):

OO – See Item 2

(1)

Consists of 10,599,517 shares of Class A Common Stock held of record by Alexandra Seros, as Trustee of The Seros Ulloa Family Trust of 1996 (the “Seros Ulloa Family Trust”). Alexandra Seros, who was Mr. Walter Ulloa’s wife, became the sole trustee to the Seros Ulloa Family Trust following Mr. Ulloa’s death on December 31, 2022. Ms. Seros has sole voting and dispositive power over the shares held of record by the Seros Ulloa Family Trust.

(2)

The percent of class was calculated based on 78,356,490 shares of the issuer’s Class A Common Stock outstanding as of May 1, 2023, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC by Entravision Communications Corporation on May 5, 2023.

(1)	Name of Reporting Persons: Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO – See Item 3
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 889,848 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 889,848 (1)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 889,848 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.1% (2)
(14)	Type of Reporting Person (See Instructions): OO – See Item 2

(1)

Consists of 889,848 shares of Class A Common Stock held of record by Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996 (the “Ulloa Irrevocable Trust”). Mr. Strickler has sole voting and dispositive power over the shares held of record by the Ulloa Irrevocable Trust.

(2)

The percent of class was calculated based on 78,356,490 shares of the issuer’s Class A Common Stock outstanding as of May 1, 2023, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC by Entravision Communications Corporation on May 5, 2023.

(1)	Name of Reporting Persons: Alexandra Seros
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO – See Item 3
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 13,252,554(1)
	(8)	Shared Voting Power
	(9)	Sole Dispositive Power 13,252,554(1)
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,252,554(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 16.9% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)

Includes 425 shares held directly by Ms. Seros, 2,652,612 shares held by the Estate of Walter F. Ulloa, for which Ms. Seros has been appointed as Personal Representative, and 10,599,517 shares of Class A Common Stock held by the Family Trust, for which Ms. Seros became the sole trustee as the result of Mr. Ulloa’s death.

(2)

The percent of class was calculated based on 78,356,490 shares of the issuer’s Class A Common Stock outstanding as of May 1, 2023, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC by Entravision Communications Corporation on May 5, 2023.

This Amendment No. 2 (this “Amendment”) amends and supplements Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on February 13, 2023 (as amended, the “Schedule 13D”), relating to shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”), of Entravision Communications Corporation (the “Issuer”). Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D..

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On May 4, 2023, the Issuer entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Reporting Persons (in such capacity, the “Stockholders”).

Pursuant to the terms of the Cooperation Agreement, the Issuer agreed to nominate and support Thomas Strickler as an independent director of the Board of Directors (the “Board”) of the Issuer (in such capacity, the “Independent Director”) at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”), subject to certain limitations. Mr. Strickler is a Reporting Person under this Schedule 13D as Trustee for The Walter F. Ulloa Irrevocable Trust of 1996.

In the event the Independent Director ceases to be a director under certain circumstances, for so long as the Stockholders own at least 12% of the outstanding shares of Common Stock, the Stockholders will have a replacement right with respect to the Independent Director, which will be subject to the approval of the Issuer’s Nominating/Corporate Governance Committee (not to be unreasonably withheld, conditioned or delayed).

Under the Cooperation Agreement, the Stockholders have agreed to certain voting commitments. Commencing on the date of the Cooperation Agreement and ending on the date that is five business days after the Independent Director ceases to serve as a member of the Board (such period, the “Standstill Period”), the Stockholders have agreed to appear in person or by proxy at each meeting of the Issuer’s stockholders and to vote all of their respective shares of Common Stock in accordance with the Board’s recommendation with respect to all proposals submitted to Company stockholders for their vote, subject to certain exceptions relating to extraordinary transactions.

During the Standstill Period, the Stockholders also agreed to certain standstill provisions, including, among other things, agreeing not to, subject to certain exceptions, (i) acquire cumulative ownership (directly or indirectly) of more than 20% of the Issuer’s outstanding capital stock, (ii) initiate, encourage or participate in any solicitation of proxies or consents with respect to any matter or proposal, (iii) nominate or recommend for nomination any person for election to the Board, (iv) submit any stockholder proposal, or (v) make or participate in any tender or exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Issuer.

The Issuer and the Stockholders have also agreed to certain non-disparagement and no-litigation provisions, subject to certain exceptions.

The foregoing summary of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

On June 8, 2023, at the Issuer’s 2023 Annual Meeting, Mr. Strickler was elected to the Issuer’s Board of Directors as the Independent Director in accordance with the Cooperation Agreement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 3 of the Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Statement, including the footnotes thereto, are incorporated by reference herein.

(c) The information contained in Item 3 to the Schedule 13D is incorporated in its entirety into this Item 5(c). On February 10, 2023, the Estate of Walter F. Ulloa (the “Estate”) exercised 150,000 stock options, with 99,829 shares of Common Stock delivered to the Estate and 50,171 shares of Common Stock withheld to satisfy option exercise costs and tax withholding obligations. Except as disclosed in Item 3 and in this Item 5(c), no Reporting Person has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) The residuary beneficiaries of the Estate have the right to receive the economic benefit of any dividends paid with respect to, or proceeds from the sale of, the shares beneficially owned by the Estate. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer’s Class A Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided and incorporated by reference in Items 4 and 5 is hereby incorporated by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.2

Cooperation Agreement, dated as of May 4, 2023, by and among Entravision Communications Corporation, Alexandra Seros, Estate of Walter F. Ulloa, Alexandra Seros, as Trustee of the Seros Ulloa Family Trust of 1996 and Thomas Strickler, as Trustee of The Walter F. Ulloa Irrevocable Trust of 1996 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Entravision Communications Corporation on May 5, 2023).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 12, 2023

ESTATE OF WALTER F. ULLOA

By:	/s/ Alexandra Seros
Alexandra Seros, Personal Representative

By:	/s/ Alexandra Seros
Alexandra Seros

ALEXANDRA SEROS, AS TRUSTEE OF THE SEROS ULLOA FAMILY TRUST OF 1996

By:	/s/ Alexandra Seros
Alexandra Seros, Trustee
"" THOMAS STRICKLER, AS TRUSTEE OF THE WALTER F. ULLOA IRREVOCABLE TRUST OF 1996

By:	/s/ Thomas Strickler
Thomas Strickler, Trustee